Exhibit 5.1

ROPES & GRAY LLP 800 Boylston Street Boston, MA 02199 WWW.ROPESGRAY.COM

March 31, 2026

Zenas BioPharma, Inc.

852 Winter Street, Suite 250

Waltham, MA 02451

Re:      Registration Statement on Form S-3 (File No. 333-290777)

Ladies and Gentlemen:

We have acted as counsel to Zenas BioPharma, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale of up to $230,000,000 aggregate principal amount of 2.50% Convertible Senior Notes due 2032 (the “Notes”) and shares of the Company’s common stock, $0.0001 par value per share, issuable upon conversion of the Notes (the “Shares”), pursuant to the above-referenced registration statement (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Notes are being issued under an Indenture dated March 31, 2026 (the “Base Indenture”), as supplemented by a First Supplemental Indenture dated March 31, 2026 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and between the Company and U.S. Bank Trust Company, National Association, as trustee.

In connection with this opinion letter, we have examined the Registration Statement and the Indenture. We have also examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons.

The opinions expressed herein are limited to matters governed by the laws of the State of New York and the Delaware General Corporation Law.

Based upon and subject to the foregoing and the qualifications and limitations set forth below, we are of the opinion that:

Zenas BioPharma, Inc.	- 2 -

1. When the Notes have been duly executed and authenticated in accordance with the provisions of the Indenture and have been delivered against receipt of payment therefor, the Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

2. When issued upon conversion of the Notes as provided in the Indenture and assuming a sufficient number of Shares are at the time available for issuance, the Shares will have been duly authorized and validly issued, fully paid and non-assessable.

Our opinions set forth above are subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws affecting the rights and remedies of creditors generally and (ii) general principles of equity. Our opinions are also subject to the qualification that the enforceability of provisions in the Indenture providing for indemnification or contribution, broadly worded waivers, waivers of rights to damages or defenses, waivers of unknown or future claims, and waivers of statutory, regulatory or constitutional rights may be limited on public policy or statutory grounds.

We hereby consent to the incorporation of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus. By giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP